

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 29, 2008

Mr. Walter Cristian Forwood
Chief Financial Officer
YPF Sociedad Anónima
Avenida Pte. R. Sáenz Peña 777
Ciudad Autónoma de Buenos Aires, Argentina C1035AAC

   Re: **YPF Sociedad Anónima**
       Form 20-F for Fiscal Year Ended December 31, 2007
       Filed April 15, 2008
       File No. 001-12102

Dear Mr. Forwood:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

General

1. We note that your officers' certifications were omitted from your filing, and that you subsequently furnished the required certifications as exhibits in an amended filing on April 16, 2008. However, your amended filing excluded all other information and sections that were previously included in your initial filing. Accordingly, please amend your filing to include a full amendment of your annual report, as well as updated officers' certifications. Refer to Question 17 of the Division of Corporation Finance: *Sarbanes-Oxley Act of 2002 – Frequently Asked Questions, November 8, 2002 (revised November 14, 2002)*, available on the SEC website, for further guidance.

Available Information, page 156

2.   Please correct the address you reference for the SEC to reflect its current address at 100 F Street NE, Washington, D.C., 20549.

Controls and Procedures, page 159

3.   We note your statement that "even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Financial Statements, page F-1

Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-57

Standardized Measure of Discounted Future Net Cash Flows, page F-60

4.   Please remove the subtotal of "Future net cash flows, before income taxes," as this line item caption is not an explicit component of the standardized measure of discounted future net cash flows. Refer to paragraph 30, and Illustration 5, of SFAS 69 for further guidance. We had previously issued this comment in our comment letter dated September 10, 2007; however, we note that this subtotal is still included in your disclosure and therefore we are reissuing the comment.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, or Christopher J. White, Branch Chief, at (202) 551-3461, if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue, at (202) 551-3579, or me, at (202) 551-3740, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director